September 28, 2005

VIA HAND-DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: April Sifford, Branch Chief

Re:

Pan American Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2004
File No. 0-13727

Dear Ms. Sifford:

Set forth below are the responses of Pan American Silver Corp., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 20, 2005 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2004, filed with the Commission on March 31, 2005 via EDGAR.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold and italics type to precede each of the Company's responses.

Form 40-F for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 6. Non-Producing Properties, page 13

1.

You have disclosed contingent future payments related to the sale of the Dukat mine. Please revise Note 18 of your financial statements to disclose the following:

•

The dates by which any such contingent payments due could be determined,

•

The dates any such contingent payments would be due,

•

The duration of the agreement (i.e. does this agreement have an ending date or is it in perpetuity until the $22.5 million maximum amount is paid?), and

Securities and Exchange Commission

•

Any terms of the agreement that would result in a refund to the buyer of any prior amounts received.

Response:

As disclosed in Note 6, the future payments from the purchaser are to be determined annually based on the preceding year average silver price.  Once the preceding year average silver price is determined, this amount is compared to a scale provided for in the agreement that ranges from $5.50 per ounce up to $10.00 per ounce to determine the dollar amount of the payment due to the Company.  According to the scale, when the average silver price is $5.50 per ounce or less, there is no payment due to the company.  The amount due within the range from $5.50 to $10.00 starts at zero and is graduated upward on the scale to $8 million when the preceding year average silver price reaches or exceeds $10.00 per ounce. The maximum amount payable in any given year is $8 million.  The contingency in this agreement is the average silver price, because it is not known for certain if the future price will be over $5.50 per ounce.  Since the entire $22.5 million may be uncollectible, the Company will only record additional consideration on the sale when the payments are determined to be receivable.

This arrangement exists until the buyer has paid the full $22.5 million due to the Company for the sale of its 20% interest in the Dukat mine.  There is no provision in the agreement for the purchaser to demand back any of the funds paid to Company.

Management considered the appropriate accounting for the contingent consideration in light of the provisions of FASB Statement 5, paragraph 17, which provides “contingencies that might result in gains usually are not reflected in the accounts since to do so might recognize revenue prior to its realization.”

The Company’s current disclosure provides the nature of the contingent receivable and the maximum amount receivable under the provisions of the Dukat sale.  Given the uncertainty of the amount ultimately receivable and based on the volatility of past silver prices, the Company believes there is no additional disclosure or adjustments required to Note 18.

Note 16. Severance Indemnities and Commitments, page 21

2.

 You have discussed on page 65 of your filing that the Peruvian government has published a new law which establishes provisions for mine closure plans which may require insurance, cash collateral or other items.  With consideration to Statement of Financial Accounting Standard (“SFAS”) No. 5, paragraph 3, tell us how your have evaluated the likelihood of this loss contingency, and the facts and circumstances that you considered.

Securities and Exchange Commission

Response:

Under Statement of Financial Accounting Standard (“SFAS”) No. 5, paragraph 3, when a loss contingency exists, the likelihood that the future event or events will confirm the loss impairment of an asset or the incurrence of a liability can range from probable to remote.  SFAS No. 5 uses the terms probable, reasonably possible, and remote to identify three areas within that range, as follows:

a.

Probable.  The future event or events are likely to occur.

b.

Reasonably possible.  The chance of the future event or events occurring is more than remote but less than likely.

c.

Remote.  The chance of the future event or events occurring is slight.

The Company has reviewed the loss contingencies discussed in Note 16, and has determined that the disclosure is appropriate for these loss contingencies and follows the guidelines discussed in SFAS No. 5, paragraph 3. With respect to the new Peruvian Mine Closure Law, the Company believes that any liability arising from the new Peruvian Mine Closure Law has already been considered in its evaluation of the Asset Retirement Obligation (“ARO”).  The new mine closure law enacted a new requirement for the operators of the mines to submit to the Peruvian Ministry of Energy and Mines, within six months of the law entering into force, a mine closure plan.  In addition, the new law requires that the operator of the mine grant an environmental warranty for the estimated costs of the mine closure plan. The plan and environmental warranty must be certified by the Peruvian government.  The law is not clear on what form the environmental warranty will take but suggests that companies may fund or insure their environmental warranties by purchasing insurance, setting aside cash collateral, a trust agreement or maybe some other form as permitted by the civil code of Peru.  The Company believes that its mine closure plans are designed to follow the guidelines that currently exist in Peru, and all of the additional requirements discussed on page 65 concerning the Peruvian mine closure law have been incorporated into the evaluation of ARO liability amount.  In summary, the Company believes the likelihood of any additional liability arising from this legislation to be remote.

3.

If you have evaluated the likelihood of this loss contingency as other than remote based on comment two above, revise Note 18 of your financial statements to provide for accrual or disclosure of this loss contingency as required by SFAS No. 5, paragraphs 8-10, as appropriate.

Response:

The Company respectfully submits that no additional accrual or disclosure is required to Note 18 based on the response to comment (2) above.

Securities and Exchange Commission

We hope the above adequately responds to the Staff’s Comment letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

▪

It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;

▪

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and

▪

It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel to contact the undersigned should you have any questions or comments.

Very truly yours,

Robert Doyle

Chief Financial Officer

Pan American Silver Corp.

CC: Gary Newberry (Securities and Exchange Commission)